FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement Nos. 333-290665 and 333-290665-01
Dated September 14, 2026

Auto-Callable Trigger PLUS due October 4, 2028

Payments on the Auto-Callable Trigger PLUS Based on the Value of the Russell 2000® Index

Auto-Callable Trigger Performance Leveraged Upside SecuritiesSM

Fully and Unconditionally Guaranteed by Bank of America Corporation

Principal at Risk Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

The Auto-Callable Trigger PLUS do not guarantee the repayment of principal and do not provide for the regular payment of interest. The Auto-Callable Trigger PLUS are for investors who seek an equity index-based return and who are willing to risk their principal and forgo current income in exchange for the possibility of receiving an early redemption payment or the upside leverage feature and the limited protection against loss that applies only if the final index value is greater than or equal to the downside threshold level.  The Auto-Callable Trigger PLUS are our senior debt securities. Any payments on the securities are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). The Auto-Callable Trigger PLUS are issued as part of BofA Finance LLC’s (“BofA Finance”) “Medium-Term Notes, Series A” program.

SUMMARY TERMS
Issuer:	BofA Finance
Guarantor:	BAC
Underlying index:	The Russell 2000® Index (Bloomberg symbol: “RTY”), a price return index
Stated principal amount:	$1,000.00 per Auto-Callable Trigger PLUS
Issue price:	$1,000.00 per Auto-Callable Trigger PLUS
Pricing date:	September 30, 2026
Original issue date:	October 5, 2026 (3 business days after the pricing date)
Determination date:

October 7, 2027, subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” beginning on page PS-18 of the accompanying product supplement.

Early redemption date:	October 13, 2027
Maturity date:	October 4, 2028
Early redemption:

If, on the determination date, the index closing value of the underlying index is greater than or equal to the initial index value, the Auto-Callable Trigger PLUS will be automatically redeemed for the early redemption payment on the early redemption date. No further payments will be made on the Auto-Callable Trigger PLUS once they have been redeemed.

The Auto-Callable Trigger PLUS will not be redeemed early on the early redemption date if the index closing value of the underlying index is below the initial index value on the determination date.

Early redemption payment:	At least $1,126.00 per Auto-Callable Trigger PLUS. The actual early redemption payment will be determined on the pricing date.
Payment at maturity:

You will receive at maturity a cash payment per Auto-Callable Trigger PLUS as follows:

If the final index value is greater than the initial index value:

$1,000 + leveraged upside payment

If the final index value is less than or equal to the initial index value but is greater than or equal to the downside threshold level:

$1,000

If the final index value is less than the downside threshold level:

$1,000 × index performance factor

Under these circumstances, the payment at maturity will be less than the stated principal amount of $1,000 and will represent a loss of more than 20%, and possibly all, of your investment.

Initial index value:	The index closing value of the underlying index on the pricing date
Final index value:	The index closing value of the underlying index on the final observation date
Leveraged upside payment:	$1,000.00 × leverage factor × index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Index performance factor:	Final index value divided by the initial index value
Downside threshold level:	80% of the initial index value
Leverage factor:	125%
Valuation date:	September 29, 2028, subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Dates” in the accompanying product supplement.
CUSIP / ISIN:	09712GB52 / US09712GB527
Listing:	The securities will not be listed on any securities exchange.
Estimated value on the pricing date:	Expected to be between $915.00 and $965.00 per $1,000 in principal amount of securities. See “Structuring the securities” in the preliminary pricing supplement.
Preliminary pricing supplement	https://www.sec.gov/Archives/edgar/data/70858/000191870426027400/form424b2.htm

The pricing date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the securities.

Hypothetical Payment at Maturity (if the securities have not been previously redeemed)
Change in the Underlying Index	Payment at Maturity (excluding any contingent quarterly coupon payable at maturity)
+50.00%	$1,625.00
+40.00%	$1,500.00
+30.00%	$1,375.00
+20.00%	$1,250.00
+10.00%	$1,125.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-20.01%	$799.90
-30.00%	$700.00
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

You will find a link to the accompanying preliminary pricing supplement for the Auto-Callable Trigger PLUS above and links to the accompanying product supplement, prospectus supplement and prospectus for the Auto-Callable Trigger PLUS under “Additional Information about the Auto-Callable Trigger PLUS” in the preliminary pricing supplement, which you should read and understand prior to investing in the Auto-Callable Trigger PLUS.

This free writing prospectus is a summary of the terms of the Auto-Callable Trigger PLUS and factors that you should consider before deciding to invest in the Auto-Callable Trigger PLUS. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofA Securities, Inc. (“BofAS”) by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering.

Underlying Index

For information about the underlying index, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Structure-related Risks

▪Your investment may result in a significant loss; there is no guaranteed return of principal.

▪The Auto-Callable Trigger PLUS do not bear interest.

▪The Auto-Callable Trigger PLUS are subject to a potential automatic early redemption, which would limit your ability to receive further payment on the Auto-Callable Trigger PLUS.

▪Your return on the Auto-Callable Trigger PLUS may be less than the yield on a conventional debt security of comparable maturity.

▪The early redemption payment or payment at maturity, as applicable, will not reflect changes in the level of the underlying index other than on the determination date or the valuation date, as applicable.

▪Any payments on the Auto-Callable Trigger PLUS are subject to our credit risk and the credit risk of the guarantor, and any actual or perceived changes in our or the guarantor’s creditworthiness are expected to affect the value of, or any amounts payable on, the Auto-Callable Trigger PLUS.

▪We are a finance subsidiary and, as such, have no independent assets, operations, or revenues.

Valuation- and Market-related Risks

▪The price to public you pay for the Auto-Callable Trigger PLUS will exceed their initial estimated value.

▪The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your Auto-Callable Trigger PLUS in any secondary market (if any exists) at any time.

▪We cannot assure you that a trading market for your Auto-Callable Trigger PLUS will ever develop or be maintained.

Conflict-related Risks

▪Trading and hedging activities by us, the guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may adversely affect your return on the Auto-Callable Trigger PLUS and their market value.

▪There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.

Underlying Index-related Risks

▪The securities are subject to risks associated with small-size capitalization companies.

▪The publisher of the underlying index may adjust the underlying index in a way that affects its levels, and the publisher has no obligation to consider your interests.

▪Governmental regulatory actions, such as sanctions, could adversely affect your investment in the Auto-Callable Trigger PLUS.

Tax-related Risks

▪The U.S. federal income tax consequences of an investment in the Auto-Callable Trigger PLUS are uncertain, and may be adverse to a holder of the Auto-Callable Trigger PLUS.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Auto-Callable Trigger PLUS—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the Auto-Callable Trigger PLUS, and you should consult your tax adviser.

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